Exhibit 99.29

Franco Nevada Press Release

www.franco-nevada.com TSX: FNV

Franco-Nevada Reports First Quarter Results

Q1 2011 Highlights (US dollars unless otherwise noted)

•                  Revenue of $73.1 million, a 56% increase year-over-year.

•                  Adjusted Net Income(1) of $21.4 million (or $0.18 per share), a 157% increase year-over-year.

•                  Adjusted EBITDA(2) of $50.6 million (or $0.43 per share), a 38% increase year-over-year.

•                  Acquisition of Gold Wheaton completed, adding to 2011 growth outlook.

TORONTO, May 12, 2011 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three months ended March 31, 2011. Effective January 1, 2011, Franco-Nevada adopted International Financial Reporting Standards (“IFRS”) with comparative financial information restated in accordance with IFRS. All figures are in US dollars unless otherwise noted. The complete interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com.

Selected Quarterly Financial Information:

(Millions of US dollars, except per share amounts)

	Q1	Q1
	2011	2010
Revenue	$73.1	$47.0
Operating income	33.0	17.5
Net Income	21.2	15.0
Basic Earnings per Share	$0.18	$0.13
Adjusted Net Income(1)	$21.4	$8.3
Adjusted Net Income(1) per share	0.18	0.07
Adjusted EBITDA(2)	50.6	36.7
Adjusted EBITDA(2) per share	$0.43	$0.32

	As at
	March 31,	Dec. 31,
	2011	2010
Working Capital	305.9	576.5
Total Assets	2,528.6	2,007.0
Total Shareholders’ Equity	2,444.6	1,980.6

(1)          Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains and losses, gains and losses on investments, impairment charges related to royalties, streams, working interests and investments; unusual non-recurring items; and the impact of taxes on all these items.

(2)          Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance costs and income, foreign exchange gains and losses, gains and losses on investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalty and stream interests and investments.

(3)          EBITDA is defined by the Company as net income excluding income tax expense, finance costs, finance income and depletion and depreciation.

Portfolio Highlights

This press release contains forward-looking statements. Reference should be made to the Cautionary Statement in Forward-looking Statements.

Details of the individual revenue contributions by asset and commodity for the first quarter can be found in our Management’s Discussion and Analysis available on our web site. Portfolio highlights include:

•                  Palmarejo’s revenue of $20.8 million was a new quarterly record for Franco-Nevada from any asset. Palmarejo benefitted from both higher gold prices and stronger production than prior quarters. Under IFRS, Franco-Nevada is now accounting for Palmarejo on a historical cost basis rather than on a fair value basis as was previously done under Canadian GAAP.

•                  Goldstrike’s revenue of $10.8 million for the quarter was generated 60% from profit royalties and 40% from revenue royalties. To date, higher grades and gold prices have compensated for an expectation of a temporary period of lower production and increased waste stripping in 2011.

•                  Gold Wheaton’s assets contributed $8.8 million in revenue for the quarter which represented only a short period of contribution from March 14, 2011 to March 31, 2011. At the Sudbury Basin, the ramp up of Morrison continued on schedule. In South Africa at First Uranium’s MWS operation, the tailings storage facility was commissioned in April, one month ahead of schedule, enabling the third gold module to begin its completion testing. Also in South Africa, the Ezulwini operation had several production interruptions in the quarter. First Uranium has since reported that shaft hoisting and material handling capacity have now significantly improved.

•                  Stillwater benefited from strong PGM prices in the quarter and generated $7.3 million in revenue. Combined with the PGM contributions now coming from the Sudbury Basin, PGM revenues could represent 15% to 20% of overall revenues in 2011.

•                  Tasiast produced 51,321 ounces in the first quarter bringing cumulative production to over 550,000 ounces. Franco-Nevada has a 2% revenue-based royalty that becomes payable once 600,000 ounces have been produced. According to Kinross’ guidance, this is now expected to be early in the third quarter of 2011. Kinross has announced that it is aggressively drilling Tasiast and expects to complete the expansion feasibility study by mid-2011. Kinross expects the expanded project to commence operation early in 2014 with annual production potentially reaching 1.5 million ounces per annum. At $1,400 gold, this royalty has the potential to generate $42 million per annum for Franco-Nevada.

•                  Subika is another 2% revenue-based royalty that begins once 1.2 million ounces have been produced from the royalty property. This threshold is expected to be crossed in late 2012 or early 2013. On April 7, 2011, Newmont announced it expects to invest $200 million to expand Subika’s annual production by 250,000 ounces per year by 2013 through both a larger open pit and underground development.

•                  Detour - Franco-Nevada has a 2% revenue-based royalty covering both the Detour Gold and Trade Winds Ventures projects. During the quarter, Detour Gold reported updated Measured and Indicated Resources totaling 23 million ounces on both projects. Detour Gold has now begun construction and has announced that it expects to be in production by 2013.

•                  Other Projects - Xstrata restarted Falcondo in February and announced at the end of March 2011 that it had ramped up to an annualized rate of 14,000 tonnes of nickel in ferronickel. Franco-Nevada has a 4.1% equity interest in Falcondo. At Ontario’s Golden Highway, Franco-Nevada receives royalties from the Holloway, Hislop and most recently the Holt mines, operated by St. Andrew Goldfields. In April, Holt was declared by St. Andrew Goldfields to be in commercial production where Franco-Nevada has a 10% revenue royalty at current gold prices. On April 14, 2011, Augusta Resource Corporation announced that its record of decision for the Rosemont project is scheduled for January 2012. Franco-Nevada has a 1.5% revenue royalty on all minerals from this large potential copper/moly/silver/gold development project in Arizona.

Gold Wheaton Acquisition

On March 14, 2011, the Company closed its previously announced acquisition of Gold Wheaton. The transaction is valued at approximately $1.1 billion and provides the Company with higher leverage to precious metal commodity prices through contributions from the Sudbury Basin, Ezulwini and MWS precious metal streams. As part of the acquisition, Franco-Nevada issued 11.7 million common shares and paid $259.5 million in cash to Gold Wheaton shareholders. In addition, the Company had previously purchased a block of shares from Quadra FNX Mining Ltd. for $262 million.

As at May 12, 2011, the Company had 126.3 million shares outstanding, approximately $270 million in cash and no debt or hedges.

Financial Results Discussion

Revenues

Revenue was $73.1 million in the first quarter of 2011 compared with $47.0 million for the first quarter of 2010. The increase in revenue was attributable, in part to, higher contributions from Palmarejo, Stillwater and other gold assets due to higher production and commodity prices. In addition, with the acquisition of Gold Wheaton, revenues benefitted from $8.8 million from the assets acquired. Revenue also benefitted from a change to quarterly accrual for the Gold Quarry minimum royalty provisions, which was previously trued-up in the fourth quarter.

Revenue for the quarter was earned 86% from precious metal assets (72% gold and 14% PGMs), 12% from oil and gas (8% oil and 4% gas) and 2% from other assets. Geographically, 88% of revenue came from North America (38% US, 20% Canada and 30% Mexico), Africa (7%), Australia (4%) and Other (1%).The components of revenue were earned as follows: 46% revenue-based, 40% streams, 9% profit-based, 4% working interests and 1% other.

Costs and expenses

Costs of sales include the costs of ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Cost of sales for the quarter was $11.1 million which included $9.0 million for the cost of stream ounces. Depletion and depreciation was $25.4 million which reflects higher depletion on Palmarejo, Stillwater and the Gold Wheaton assets driven by higher revenues earned from those interests.

During the quarter, the Company recorded a $13.5 million mark-to-market gain offset by $7.7 million in transaction costs associated with the Gold Wheaton transaction. Under IFRS, transactions costs associated with business combinations are expensed rather than capitalized as was done under Canadian GAAP.

Income tax expense decreased to $9.1 million from $10.4 million due to a deferred tax recovery related to the Mexican and Gold Wheaton operations.

Net Income

Net income for the first quarter of 2011 was $21.2 million, or $0.18 per share, which included the $5.6 million gain, described above, $6.5 million in foreign exchange losses and $1.7 million in losses recorded from the equity accounting of our investment in Gold Wheaton, prior to the acquisition. Adjusted Net Income(1) for the first quarter was $21.4 million, or $0.18 per share, compared with $8.3 million, or $0.07 per share, for the same period of 2010.

EBITDA(3) and Adjusted EBITDA(2) were $55.9 million, or $0.48 per share, and $50.6 million, or $0.43 per share, respectively, for the three months ended March 31, 2011. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Management’s Discussion and Analysis for Q1 2011 and at the end of this press release.

Balance Sheet and Capital Structure

As at May 12, 2011, Franco-Nevada had a strong financial position with no debt or hedges, working capital of $305.9 million, and marketable securities valued at $54.4 million. In addition, the Company has an undrawn $175 million revolving term credit facility available.

As at May 12, 2011, the Company has 126.3 million shares outstanding, 17.6 million warrants (including 6.2 million assumed from the acquisition of Gold Wheaton), 2.7 million stock options and 0.8 million other.

Dividend Declaration

Today, the Board of Directors of Franco-Nevada declared the monthly dividend of US$0.04 per share for each of August and September. The August 2011 dividend will be paid on August 25, 2011 to shareholders of record on August 11, 2011 and the September 2011 dividend will be paid on September 29, 2011 to shareholders of record on September 15, 2011.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com. Management will host a conference call on May 13, 2011 at 10:00 am Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada First Quarter Results.

•                  Conference Call Replay: A recording will be available until May 20, 2011 at the following numbers: - Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 39121280.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in North America. The Company also holds interests in a growing pipeline of development assets and has exposure to some of the largest gold discoveries in the world.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; and risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-IFRS Measures

Adjusted Net Income, EBITDA and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see the end of this press release or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

Non-IFRS Financial Measures Reconciliation

	Three months ended
	March 31,	March 31,
(Expressed in thousands except per share amounts)	2011	2010
Net Income	$21,224	$14,986
Income tax expense	9,120	10,426
Finance costs	615	518
Finance income	(438)	(1,488)
Depletion and depreciation	25,411	19,240
EBITDA	$55,932	$43,682
Basic Weighted Average Shares Outstanding	116,769	113,435
EBITDA per share	$0.48	$0.39
Net Income	$21,224	$14,986
Income tax expense	9,120	10,426
Finance costs	615	518
Finance income	(438)	(1,488)
Depletion and depreciation	25,411	19,240
Foreign exchange loss and other expenses	6,466	9,526
Loss from equity investee	1,666	—
Gain on investments	(13,456)	(16,522)
Adjusted EBITDA	$50,608	$36,686
Adjusted EBITDA per share	$0.43	$0.32
Net income	$21,224	$14,986
Foreign exchange loss, net of income tax	4,938	7,509
Gain on sale of investments, net of income tax	(11,569)	(14,181)
Loss from equity investee, net of income tax	1,199	—
Transaction costs of Gold Wheaton, net of income tax	5,595	—
Adjusted Net Income	$21,387	$8,314
Adjusted Net Income per share	$0.18	$0.07